Philip B. Schwartz Akerman Senterfitt One Southeast Third Avenue 25th Floor Miami, Florida 33131 Tel: 305.374.5600 Fax: 305.374.5095

December 7, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attn: Jeffrey Riedler, Assistant Director

Re:	Catalyst Pharmaceutical Partners, Inc.

Form 10-K Filed March 31, 2010

File No. 001-33057

Dear Mr. Riedler:

We are responding to your letter, dated December 3, 2010, to Patrick J. McEnany, Chief Executive Officer of Catalyst Pharmaceutical Partners, Inc. (the “Company”). The following responses are made on the Company’s behalf:

Form 10-Q for the Quarterly Period Ended June 30, 2010

CPP-109, Page 15

1.	We note that you entered into a definitive Clinical Trial Agreement with the National Institute on Drug Abuse on April 13, 2010. Please provide proposed disclosure to be included in your 2010 Form 10-K that includes a discussion of the material terms of the agreement, including, but not limited to, the rights and obligations of each party to the agreement and the term and termination provisions. Also, please file the agreement as an exhibit in your 2010 Form 10-K or alternatively, tell us the basis for your belief that you are not required to file the agreement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

akerman.com

BOCA RATON      DALLAS      DENVER      FORT  LAUDERDALE      JACKSONVILLE      LAS VEGAS      LOS ANGELES      MADISON      MIAMI       NEW YORK

ORLANDO      PALM BEACH      TALLAHASSEE      TAMPA       TYSONS CORNER      WASHINGTON, D.C.      WEST PALM BEACH

Securities and Exchange Commission
December 7, 2010 Page 2

Company’s Response

While the Company believes that the description of the Clinical Trial Agreement (“CTA”) contained in its Form 10-Qs for the quarters ended June 30, 2010 and September 30, 2010 is adequate, the Registrant is prepared to add additional disclosure regarding the CTA in its Form 10-K for the fiscal year ended December 31, 2010, as follows:

On April 13, 2010, we signed a definitive Clinical Trial Agreement (“CTA”) with the National Institute on Drug Abuse (“NIDA”) to jointly conduct a U.S. Phase II(b) clinical trial evaluating CPP-109 for the treatment of cocaine addiction (the “Trial”). As part of the CTA, NIDA, under their agreement with the Veteran’s Administration Cooperative Studies Program, has agreed to provide substantial resources towards the completion of the Trial. It is anticipated that this double-blind, placebo-controlled trial, which will be conducted at twelve leading addiction research facilities across the United States, will recruit approximately 200 patients. The Trial, which will be overseen by the Veterans Administration (“V.A.”), was initiated in November 2010 and we expect to have top-line data in the second quarter of 2012. The Trial is designed to confirm the safety and efficacy of CPP-109 for the treatment of cocaine addiction and if successful, we believe it will qualify to be one of the adequate and well controlled trials required to support approval of an NDA for CPP-109.

Pursuant to the CTA, we will provide the study drug (and matching placebo) for the Trial and materials required to package them suitably for use in the Trial. In conjunction with NIDA, we have developed the Trial protocol and informed consent and have submitted such documents to the Food and Drug Administration (“FDA”) for approval. We will also be responsible for, among other duties, funding patient recruitment activities and advertising for the Trial, establishing and funding a contract with a vendor capable of decrypting and converting the visual field data obtained from study subjects into a format analyzable by the V.A. statisticians who will interpret the study data, and, if requested, funding the treatment costs of up to 25 of the study subjects. Further, pursuant to the CTA, NIDA has provided input on the protocol and informed consent and will, under their agreement with the Veteran’s Administration Cooperative Studies Program, solicit, recruit and fund qualified study sites and investigators and recruit and treat at least 175 of the study subjects. NIDA will also provide clinical monitoring for all sites.

The CTA terminates on April 13, 2015 or upon the completion of the Trial, whichever comes first, except that the CTA may be extended for two further periods of two years each by agreement of the parties if it is necessary to complete the Trial. Either party may terminate the CTA upon 60 days’ notice without cause, or upon 30 days’ written notice for cause. Both NIDA and us have continuing rights under the CTA if the CTA is terminated. Among other obligations, this includes an obligation of each party to continue their respective obligations under the CTA until all study subjects enrolled in the trial at the time of such termination have completed the study and continuing duties of confidentiality.

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Securities and Exchange Commission
December 7, 2010 Page 3

The Company believes that the CTA is an agreement in the ordinary course of business and thus is not required to be filed as an exhibit to the Company’s periodic filings. Under Regulation S-K, the Company is nevertheless required to file as an exhibit any contract, made in the ordinary course of business, “upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.” The Company does not believe that its business is substantially dependent on the CTA, nor does it believe that the CTA constitutes a license, franchise or other agreement to use a patent, formula, trade secret, process or trade name. Therefore, the Company believes that the CTA does not need to be filed as an exhibit to its periodic filings under Item 601 of Regulation S-K.

* * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to hearing back from you regarding this response. If you have any questions, please feel free to give me a call.

Sincerely,

/s/ Philip B. Schwartz

Philip B. Schwartz